DANE EXPLORATION INC.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4
dchristie@daneexploration.com
_____________________________________________________________________________________

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.
USA 20549 Tel (202) 551-3317

August 30, 2011	BY COURIER

Re:    Dane Exploration Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 21, 2011
File No. 333-172450

Dear Mr. Schwall

Thank you for your comment letter of August 17, 2011 regarding the first amendment to Dane Exploration Inc.'s Form S-1 Registration Statement filed on July 21, 2011.

The following provides responses to your comments and accompanies an Amended Form S-1 (second amendment). Each comment from your letter has been reproduced, followed by an explanation of how each recommended change to the Form S-1 was addressed and/or provides supplemental information to respond to the comment.  Additionally, enclosed are four redlined and four clean copies of the Form S-1 Amendment, one clean copy of which has been originally signed.

Amendment No. 1 to Registration Statement on Form S-1

Directors, Executive Officers, Promoters and Control Persons, page 77

1.
We note your statement on page 77 that "Mr. Christie also presently holds the position of Manager at KYC Management Inc., a financial consulting firm." Please revise to specify when he began to serve in that capacity.

In response to your comment, the following change has been made to the biographical information for David Christie on: page 23, paragraph #2; page 72, paragraph #1; and page 77, paragraph #5:

Old text: "Mr. Christie also presently holds the position of Manager at KYC Management Inc, a financial consulting firm."

New text: "From May 1995 to present date, Mr. Christie has also held the position of Manager at KYC Management Inc, a financial consulting firm."

Other Expenses of Issuance and Distribution, page 85

2.
We note that you have not listed legal fees and accounting fees incurred in connection with this offering, even though Madsen & Associates CPA's, Inc. audited your financial statements and Michael J. Morrison rendered an opinion as to the legality of the shares being registered. Please revise your table at page 85 to include estimates of their fees, or tell us why believe such disclosure is unnecessary. Refer to Item 511 of Regulation S-K.

In response to your comment, the following information, shown here in bold, has been added to the table on page 85.

SEC filing expenses	$58
Independent Registered Public Accounting Firm year-end audit and quarterly review fees	5,900
Legal fees for opinion on legality of shares being registered in this Form S-1	1,000
Transfer Agent fees	1,150
Printing	500
Courier and postage	150
TOTAL	$8,758

Exhibits

3.
We note your disclosure at page 25 that you have an agreement with Mr. S.G. Diakow to provide geological consulting services and to act as your exploration site manager. Please file a copy of this agreement as an exhibit to your registration statement, and briefly describe the principal terms of the agreement, including the duration and any agreed-upon remuneration. Refer to Item 601(b)(10) of Regulation S-K.

In response to your comment, a copy of the Site Service Agreement executed with Mr. Diakow on July 8, 2011 has been added as attached Exhibit 10.3 and the following paragraph has been added to page 25 to describe the Agreement (additional wording shown here in bold):

Geological Consultant

We have an agreement (the 'Site Agreement', attached herein as Exhibit 10.3) with Mr. S.G. Diakow to provide geological consulting services and to act as our exploration site manager. Geological staff will be recruited by Mr. Diakow from geological consultants who have worked with him in the area, plus local aboriginal geological technicians and workers located in the nearby village of Good Hope Lake.

The Site Agreement will become effective once Dane has raised a minimum of $50,000 through sales of the Company's common shares subsequent to July 8, 2011 and will extend until the work program agreed by Dane and Mr. Diakow has been completed. Mr. Diakow will receive a 15% service fee based on gross exploration expenditures, in addition to being reimbursed for all sub-contractor fees and wages and any out of pocket expenses. The scope of the work to be performed will be determined at the effective date of the Site Agreement and regular bi-weekly reports will be made by Mr. Diakow to Dane regarding all exploration matters.

Additionally in the Use of Proceeds Table on pages 15 – 17; and the Exploration Plan Timetable on pages 24 – 25, the following footnote has been added regarding the Site Service Agreement (bolding added here):

(6)  As detailed in the Site Service Agreement attached herein as Exhibit 10.3, all exploration costs shown in this table include a 15% service fee to be charged by the exploration site contractor.

In closing I'd like to thank you for your prompt reply to Dane's last comment letter response.

I trust the foregoing will meet your requirements and look forward to your next letter.

Best regards,

DANE EXPLORATION INC.

/s/ David Christie
David Christie
President and CEO

cc:           Mr. Michael J. Morrison
Mr. David Madsen

/Enclosures